SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K




   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 2000


                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934


           For the transition period from __________ to ___________




                       Commission file number 1-2256



                           EXXONMOBIL SAVINGS PLAN



                           (Full title of the plan)


                           EXXON MOBIL CORPORATION


                      (Name of issuer of the securities)

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298




                    (Address of principal executive office)

                           EXXONMOBIL SAVINGS PLAN




                                  INDEX






                                                                   Page
                                                                  -----
      Financial Statements

         Statement of Net Assets Available for Benefits at
         December 31, 2000 and 1999                                 3-4

         Statement of Changes in Net Assets
         Available for Benefits, for the
         Year ended December 31, 2000                                 5

         Notes to Financial Statements                             6-10

      Supplemental Schedule

         Schedule H, Line 4i-Schedule of Assets Held for
         Investment Purposes at December 31, 2000 (Exhibit 1)     11-18


      Report of Independent Accountants                              19

      Signature                                                      20

      Exhibit Index                                                  21

      Exhibit 23 - Consent of Independent Accountants                22

                              EXXONMOBIL SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 2000
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)

  Exxon Mobil Corp common stock   $ 9,326          $1,566         $10,892

  Other investments                 6,457               -           6,457
                                  -------          ------         -------

        Total investments          15,783           1,566          17,349


Cash                                    -               6               6

Amounts due from employers              -             194             194

Amounts due from employees              2               -               2

Accrued interest                       24               -              24

Other receivables                       3               -               3
                                  -------          ------         -------

        Total assets               15,812           1,766          17,578
                                  -------          ------         -------


Liabilities


Payables and accrued liabilities       11               4              15

Commercial paper payable                -             211             211

Long-term notes payable                 -             180             180
                                  -------          ------         -------

        Total liabilities              11             395             406
                                  -------          ------         -------

Net assets available
 for benefits                     $15,801          $1,371         $17,172
                                  =======          ======         =======


The accompanying notes are an integral part of these financial statements.

                              EXXONMOBIL SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1999
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)

  Exxon Mobil Corp common stock    $9,556          $1,737         $11,293

  Other investments                 7,170               -           7,170
                                  -------          ------         -------

        Total investments          16,726           1,737          18,463


Cash                                    2               -               2

Amounts due from employers              -             165             165

Amounts due from employees             13               -              13

Accrued interest                       31               -              31

Other receivables                       6               -               6
                                  -------          ------         -------

        Total assets               16,778           1,902          18,680
                                  -------          ------         -------


Liabilities


Payables and accrued liabilities        3              12              15

Commercial paper payable                -             171             171

Long-term notes payable                 -             266             266
                                  -------          ------         -------

        Total liabilities               3             449             452
                                  -------          ------         -------

Net assets available
 for benefits                     $16,775          $1,453         $18,228
                                  =======          ======         =======


The accompanying notes are an integral part of these financial statements.

                              EXXONMOBIL SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2000
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------

Contributions:
  Employer                        $    15          $  145         $   160
  Employee                            276               -             276
                                  -------          ------         -------
      Total contributions             291             145             436
                                  -------          ------         -------

Investment income:
  Interest                            182               1             183
  Dividends                           246              35             281
  Net appreciation in fair value
    of investments                    243              21             264
                                  -------          ------         -------
      Total investment income         671              57             728
                                  -------          ------         -------
         Total additions              962             202           1,164
                                  -------          ------         -------

Interest & miscellaneous expense        -             (27)            (27)
Benefit payments at fair value     (1,835)            (96)         (1,931)
Participant withdrawals
  at fair value                      (295)            (36)           (331)
Transfers in                           92               -              92
Transfers out at fair value           (23)              -             (23)
Net ESOP transfers                    125            (125)              -
                                  -------          -------        --------

         Total deductions          (1,936)           (284)         (2,220)
                                  -------          -------        --------

         Net decrease                (974)            (82)         (1,056)


Net assets available for benefits:

At the beginning of the year       16,775           1,453          18,228
                                  -------          ------         -------

At the end of the year            $15,801          $1,371         $17,172
                                  =======          ======         =======





The accompanying notes are an integral part of these financial statements.

                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 1:  Description of the Plan

The participants in the ExxonMobil Savings Plan ("Savings Plan"), formerly known as the Thrift Plan in the Benefit Plan of Exxon Corporation and Participating Affiliates ("Thrift Plan"), are eligible employees and former employees of Exxon Mobil Corporation ("ExxonMobil") and certain affiliated employers. The terms and conditions of the Savings Plan are fully contained in the ExxonMobil Savings Plan document ("Plan Document") dated January 1, 2000. The Savings Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in
Section 3(34) of ERISA.

The Savings Plan permits participant contributions of up to 18 percent of compensation and employer contributions of up to 7 percent of compensation. Other Savings Plan provisions including eligibility, enrollment, vesting, participation, forfeiture, loans, withdrawals, distributions, and federal tax treatment of a qualified plan and trust, are described in detail in the Plan Document. Also set forth in the Plan Document are the investment features of the Savings Plan including investments in ExxonMobil stock, equity investment options, asset allocation options, fixed-income options, and capital preservation options.


Note 2:  Accounting Policies

The accounting records of the Savings Plan are maintained on the accrual basis.

Investments are stated at current value. Current values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. The Merrill Lynch Floating Rate Long-Term Fixed Income Fund is stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals. The average crediting interest rate of the Merrill Lynch Floating Rate Long-Term Fixed Income Fund for the years ended December 31, 2000 and 1999 were 6.3% and 6.1%, respectively. The annualized crediting interest rates at December 31, 2000 and 1999 were 6.4% and 6.1%, respectively. Crediting rates fluctuate with the activities of the underlying contracts. This investment choice has no fixed term, nor a minimum crediting interest rate.

The Savings Plan's financial statements separately disclose non-participant directed investments which include both unallocated ExxonMobil common stock of the employee stock ownership plan (ESOP) and a portion of the allocated shares. At December 31, 2000 and 1999, $578 million and $741 million respectively, of ExxonMobil common stock remained unallocated.

                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Savings Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

During 2000, $3 million of employers' matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts are used to fund future employer contributions.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Plan. Transfers out include plan-to-plan transfers of the balances of former ExxonMobil employees who became employees of the Infineum USA, L.P. joint venture and those employees who became employees of TOSCO Corporation and Valero Energy Corporation due to required divestments resulting from the merger (the "Merger") of a wholly owned affiliate of Exxon Corporation and Mobil Oil Corporation. ("Mobil").


Note 3:  Related-Party Transactions

During the year, commercial paper was issued by the Savings Plan and purchased by ExxonMobil. As a result of these transactions, at December 31, 2000, $211 million was owed to ExxonMobil.

Certain Savings Plan investments are shares of funds managed by Merrill Lynch. Merrill Lynch also serves as the custodian and, therefore, these transactions qualify as party-in-interest transactions.


Note 4:  Tax Status

The Trustee believes that the Savings Plan is a qualified plan under IRC
Section 401(a) and that the related trust is exempt from tax under IRC section 501(a). On August 28, 1997, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Savings Plan under Section 401(a) of the Internal Revenue Code ("IRC"). The Savings Plan has been amended since the determination letter was received. The Trustee believes that the Savings Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, brokerage commissions, and administrative expenses. The participating employers also pay miscellaneous administra-tive expenses on behalf of the Savings Plan.


Note 6:  ExxonMobil ESOP Fund

Upon merger of the Thrift Plan and the Employees Savings Plan of Mobil
Oil Corporation on December 30, 1999, future contributions to the ESOP were eligible for funding from the ESOP trust established in November
1989 by Mobil. In 1989, the ESOP trust, supported by a Mobil guarantee, privately placed $800 million of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 205,788 shares of Mobil Series B Convertible Preferred Stock at a price equal to liquidation value, or $3,887.50 per share. Following the Merger, each outstanding share of Mobil Series B Convertible Preferred Stock was converted into one share of ExxonMobil Class B Preferred Stock, with similar terms. In December 1999, each unit of ExxonMobil's Class B Preferred Stock was converted into
132.015 shares of ExxonMobil Common Stock, and the accrued dividends on units of ExxonMobil Preferred Stock were converted into shares of ExxonMobil Common Stock.

On February 27, 1990, the ESOP trust issued and Mobil guaranteed $800 million of 9.17% Sinking Fund Debentures due February 29, 2000, pursuant to Rule 415 under the Securities Act of 1933. The ESOP trust used the proceeds to retire the floating interest rate notes due November 22, 2004. During 2000, the remaining $60.6 million of these debentures were retired.

At December 31, 2000 and 1999, $180 million and $205 million, respectively, of medium-term notes were outstanding under a $300 million shelf registra-tion statement filed by the ESOP trust with the Securities and Exchange Commission pursuant to Rule 415. These medium-term notes are guaranteed by ExxonMobil. The proceeds of the sales of the issued notes were used to retire identical principal amounts of existing ESOP trust debt.

                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


A summary of the outstanding medium-term notes as of December 31, 2000 is as follows:

     Date of         Amount       Interest      Maturity
     Issuance     (millions $)      Rate          Date
     --------     ------------    --------      --------

     8/31/96           15          6.625%        2/28/01
     2/28/97           25          6.250%        8/31/01
     2/28/97           10          6.300%        9/03/02
     9/02/97           40          6.375%        8/31/01
     3/02/98           25          5.875%        9/03/02
     3/02/98           20          5.900%        2/28/03
     8/31/98           45          5.800%        9/02/03
                     -----
                     $180
                     =====

Principal and interest payments on the debentures and medium-term notes are due semi-annually. Principal maturities by calendar year are as follows: $80 million in 2001; $35 million in 2002; and $65 million in 2003.

On February 4, 1999, the ESOP trust established a commercial paper program under which the ESOP trust may sell to institutional investors including ExxonMobil or its affiliates, up to $500 million of short-term notes. The proceeds of the sales of such notes will be used for the same purposes as the proceeds of the debt securities issued by the ESOP trust under the above mentioned shelf registration. At December 31, 2000, the ESOP Trust had $211 million of ExxonMobil guaranteed 6.33% short-term notes outstanding, due February 28, 2001. At December 31, 1999, the Trust had $171 million of Mobil-guaranteed 5.72% short-term notes outstanding, due February 29, 2000.

In addition to the proceeds from the financing programs mentioned above, corporate contributions to the plan and dividends are used to make principal and interest payments on the note and debentures.

The ExxonMobil trust held 125 million and 140 million shares of ExxonMobil common stock at year end 2000 and 1999, respectively. Of these total shares, 54.6 million shares and 59.9 million shares respectively, were held in the ESOP at year end 2000 and 1999. Of the total ESOP shares, 6.7 million shares and 9.1 million shares, respectively remained unallocated.

As the contributions and dividends are credited, common shares are released from the suspense account and subsequently allocated to participant accounts. During the year, 2.4 million ESOP shares were allocated to participants.

                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 7:  Claims Incurred But Not Paid

The Savings Plan reports benefits paid on a cash basis as required under generally accepted accounting principles. For Form 5500 reporting purposes, claims incurred but not paid of $30 million and $19 million for the years ended December 31, 2000 and 1999, respectively, are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $17,142 million and $18,209 million for the years ended December 31, 2000 and 1999, respectively.


Note 8:  Investments

The following presents investments that represent 5% or more of the Savings Plan's net assets available for benefits.

                              (millions of dollars)
                         December 31         December 31
                             2000                1999
                         -----------         -----------

ExxonMobil
Common Stock                $9,326              $9,556

ExxonMobil
Common Stock
(non-participant
directed)                    1,566               1,737

Equity Portfolio Fund        1,017               1,146

Jennison Equity Fund         1,291               1,581


During 2000, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $264 million as follows:

                                (millions $)

    ExxonMobil Common Stock        $ 775
    Jennison Equity Fund            (270)
    Common collective trusts        (159)
    Mutual funds                    (112)
    Corporate debentures              24
    U.S. Government securities         6
                                   -----
                                   $ 264
                                   =====

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H - LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/00
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
COMMON ASSET FUND
-----------------
  CORPORATE BONDS
3M DEUTSCHLAND GMBH             5.750%  07/30/01   $    3,000  $    2,988
ADVANTA CREDIT CARD MASTER TST  6.000%  11/15/05        8,850       8,893
ALBERTA PROV CDA                4.875%  10/29/03       16,349      15,961
AMERICAN EXPRESS CR ACCOUNT     6.800%  12/15/03       30,110      30,167
AMERICAN EXPRESS CR ACCOUNT     6.400%  04/15/05       43,050      43,468
AMERICAN EXPRESS MASTER TRUST   5.900%  04/15/04       20,488      20,551
AMOCO CDA PETE CO GTD NT        7.250%  12/01/02       12,525      12,822
ATLANTIC RICHFIELD CO           5.550%  04/15/03        6,440       6,400
BANC ONE AUTO GRANTOR TR        6.270%  11/20/03        4,060       4,062
BANC ONE AUTO GRANTOR TR        6.290%  07/20/04        6,264       6,255
BANK NEDERLANDSE GEM 5.0        5.000%  01/22/02       10,000       9,885
BK NED GEMEENTEN 3.10 30JAN02   3.100%  01/30/02        4,000       3,881
BMW VEHICLE OWNER TR            6.410%  04/25/03        5,000       5,012
BMW VEHICLE OWNER TRUST         6.160%  12/25/01        1,232       1,232
BP AMER INC                     7.875%  05/15/02        4,000       4,099
BP AMERICA INC E/M/T/N          5.750%  07/30/01       20,800      20,715
BRITISH COLUMBIA PROV CDA       7.000%  01/15/03       12,500      12,732
BRITISH TELECOM PLC 6.75        6.750%  04/25/02       25,000      25,038
CALIFORNIA INFRASTRUCTURE &     6.170%  03/25/03          504         503
CALIFORNIA INFRASTRUCTURE &     6.160%  06/25/03          665         663
CAPITAL AUTO RECEIVABLES ASSET  5.580%  06/15/02       16,432      16,409
CAPITAL AUTO RECEIVABLES ASSET  6.250%  03/15/03       25,000      25,002
CATERPILLAR FINL ASSET TR       5.900%  03/25/02          970         970
CHASE CR CARD MASTER TR         6.000%  08/15/05       26,905      27,043
CHASE CREDIT MASTER CARD TR     5.550%  09/15/03       32,000      31,986
CHASE MANHATTAN AUTO OWNER TR   6.500%  12/17/01        3,700       3,702
CHASE MANHATTAN AUTO OWNER TR   5.800%  12/16/02        7,475       7,465
CHASE MANHATTAN AUTO OWNER TR   5.850%  05/15/03       10,000       9,989
CHEMICAL MASTER CR CARD TR I    6.230%  04/15/05       17,052      17,161
CIT RV OWNER TR                 5.400%  12/15/11        3,347       3,333
CIT RV TR                       5.780%  07/15/08       10,000       9,978
CITIBANK CR CARD MASTER TR I    5.750%  01/15/03       32,330      32,307
CITIBANK CR CARD MASTER TR I    5.850%  04/10/03       31,000      30,953
CITIBANK CR CARD MASTER TR I    6.839%  02/10/04        1,850       1,850
CITIBANK CR CARD MASTER TR I    6.550%  02/15/04       18,100      18,210
CITIBANK CREDIT CRD MSTR TR I   5.800%  02/07/05        1,565       1,562
COMMERCIAL CR GROUP INC NT      8.250%  11/01/01       10,200      10,367
CORESTATES HOME EQUITY TR       5.100%  03/15/09          454         451
CWABS INC                       7.170%  12/25/17        5,000       5,028
DAIMLER CHYSLER AUTO TRUST      7.230%  01/06/05       15,000      15,464
DAIMLERCHRYSLER AUTO TR         6.820%  09/06/04        3,000       3,056
DAIMLIER-BENZ AUTO GR TR 1997-A 6.050%  03/20/05        1,444       1,444

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H - LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/00
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
DEERE JOHN OWNER TR             5.466%  08/15/01   $      925  $      925
DISCOVER CARD MASTER TR I       5.800%  09/16/03       17,000      16,978
DISCOVER CARD MASTER TR I       5.300%  08/15/04       29,930      29,702
DISCOVER CARD MASTER TR I       5.900%  10/15/04        6,985       6,980
DISCOVER CARD MASTER TR I       5.650%  11/16/04        8,525       8,493
DISCOVER CARD MSTR TR I SER 98  5.850%  01/17/06       19,316      19,277
DISCOVER CARD MASTER TRUST I    5.750%  10/16/03       15,180      15,152
FIFTH THIRD AUTO GRANTOR TRUST  6.450%  03/15/02          489         489
FIFTH THIRD BK AUTO TR 1996-A   6.200%  09/15/01          137         137
FIRST SEC AUTO OWNER TR         7.300%  07/15/04       20,000      20,429
FIRST SEC AUTO OWNER TR         6.830%  07/15/04       15,000      15,264
FIRST SECURITY AUTO GR TRUST    5.970%  04/15/04        8,740       8,735
FIRST SECURITY AUTO OWNER TR    6.200%  10/15/06       22,800      22,868
FIRST USA BK N A WILMINGTON     6.125%  06/25/01       15,000      14,994
FLEETWOOD CR 1993-B GRANTOR TR  4.950%  08/15/08          826         816
FLEETWOOD CR 1994-B GRANTOR TR  6.750%  03/15/10          931         932
FORD CR AUTO OWNER TR           5.850%  10/15/01          598         598
FORD CR AUTO OWNER TR           5.310%  11/15/01        1,040       1,040
FORD CR AUTO OWNER TR           6.200%  04/15/02        2,260       2,260
FORD CR AUTO OWNER TR           5.800%  06/15/02       14,600      14,584
FORD CR AUTO OWNER TR           5.900%  06/15/02        6,300       6,295
FORD CR AUTO OWNER TR           5.860%  10/15/02       10,000       9,990
FORD CR AUTO OWNER TR           6.400%  10/15/02        6,750       6,768
FORD CR AUTO OWNER TR           6.970%  04/15/03        7,000       7,053
FORD CR AUTO OWNER TR           7.090%  11/17/03       21,000      21,319
FORD CR AUTO OWNER TR           7.030%  11/17/03       10,000      10,146
FORD CR AUTO OWNER TR           6.740%  06/15/04        8,000       8,127
FORD CR AUTO OWNER TR           7.260%  07/15/04        4,000       4,134
FORD CR AUTO OWNER TR           7.150%  07/15/04        3,000       3,085
GE CAP MTG SVCS INC             6.870%  09/25/08        1,342       1,337
GE CAP MTG SVCS INC             6.995%  09/25/13        5,000       5,004
GEN ELEC CAP CORP E/M/T/N       6.250%  03/27/01        9,419       9,409
GENERAL ELEC CAP CORP           7.375%  05/09/01        4,000       4,010
GENERAL ELEC CAP CORP M/T/N     6.020%  05/04/01        9,150       9,145
GENERAL ELEC CAP CORP M/T/N     5.720%  07/16/01        8,000       7,988
GENERAL ELEC CAP CORP M/T/N     5.770%  08/27/01        5,000       4,993
GENERAL ELEC CAP CORP M/T/N     5.264%  01/07/02        2,000       1,988
GENERAL ELEC CAP CORP M/T/N     5.280%  01/08/02        2,000       1,988
GENERAL ELEC CAP CORP M/T/N     6.650%  09/03/02        4,330       4,379
GENERAL ELEC CAP CORP M/T/N     6.700%  10/01/02        7,000       7,087
GENERAL ELEC CAP CORP M/T/N     6.520%  10/08/02        2,000       2,019
GENERAL ELEC CAP CORP M/T/N     5.650%  03/31/03        3,690       3,666
GENERAL ELEC CAP 6.5 27SEP2002  6.500%  09/27/02        5,000       5,036
GILLETTE CO 5.75 03AUG2001      5.750%  08/03/01        8,082       8,048
GMACM MTG LN TR                 6.750%  08/25/29        5,501       5,495

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H - LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/00
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
HARLEY-DAVIDSON EAGLEMARK       5.840%  10/15/03   $    3,343  $    3,341
HARLEY-DAVIDSON EAGLEMARK       6.220%  02/15/04        2,212       2,215
HELLER EQUIP ASSET RECEIVABLES  5.500%  07/13/03        7,215       7,190
HONDA AUTO RECEIVABLES 1999-1   5.300%  09/15/02       19,329      19,268
HONDA AUTO RECEIVABLES 2000-1   6.650%  12/16/02       15,000      15,072
HONDA AUTO RECEIVABLES 2000-1   6.620%  07/15/04       15,000      15,210
HOUSEHOLD AUTOMOTIVE TR V       7.340%  11/17/04       15,000      15,394
HOUSEHOLD HOME EQUITY LN TR     6.950%  10/20/23       10,000      10,057
INTER AMERN DEV BK              8.500%  05/01/01        7,800       7,859
INTER-AMERICAN DEV BK           3.100%  09/17/01        3,000       2,936
INTERNATIONAL BANK RECON+DEVP   3.000%  02/05/01       14,900      14,854
IRELAND REP                     7.125%  07/15/02       14,291      14,557
JOHNSON & JOHNSON NTS           7.375%  06/29/02        4,500       4,581
KEY AUTO FIN TR                 5.830%  01/15/07       11,081      11,090
KFW INTL FIN 5.0 22JAN2002      5.000%  01/22/02       10,000       9,870
KFW INTL FIN INC                9.125%  05/15/01        1,525       1,541
KFW INTL FINANCE 8.125 GTD NTS  8.125%  10/30/01        3,000       3,044
KFW INTL FINANCE EURO M/T/N     5.500%  02/19/02       10,000       9,941
KIMBERLY CLARK CORP             8.625%  05/01/01       13,350      13,438
MANITOBA PROV CDA               8.000%  04/15/02       16,200      16,530
MANITOBA PROV CDA NT            6.750%  03/01/03       16,400      16,695
MELLON AUTO GRANTOR TR          5.460%  10/17/05       11,360      11,309
NATIONSBANK DALLAS TX N A       6.350%  03/15/01       12,000      11,997
NATIONSBANK N.A.                5.850%  08/01/01       14,750      14,727
ONTARIO PROV CANADA             8.000%  10/17/01       10,500      10,665
ONTARIO PROV CDA                7.375%  01/27/03       25,000      25,697
ONTARIO PROV CDA SR UNSUB       7.750%  06/04/02        5,000       5,126
PREMIER AUTO TR                 5.770%  01/06/02          348         348
PREMIER AUTO TR                 5.690%  06/08/02       14,961      14,943
PREMIER AUTO TR                 5.070%  07/08/02        2,060       2,050
PREMIER AUTO TR                 5.690%  11/08/02       12,159      12,137
PREMIER AUTO TR                 5.490%  02/10/03        2,808       2,805
PREMIER AUTO TR                 5.820%  10/08/03       21,939      21,944
PREMIER AUTO TRUST              5.590%  02/09/04        8,910       8,888
PROCTER & GAMBLE CO             8.700%  08/01/01        3,900       3,956
PROCTER & GAMBLE CO             5.250%  09/15/03        5,000       4,928
PROCTER & GAMBLE CO NT          9.625%  01/14/01       21,790      21,808
RESIDENTIAL ASSET SECURITIES    7.255%  08/25/21        5,000       5,061
ROCKWELL INTL CORP NT           8.375%  02/15/01        1,000       1,002
SEARS CR ACCOUNT MASTER TR II   5.800%  08/15/05        3,633       3,627
SEARS CR ACCOUNT MASTER TR II   6.200%  02/16/06        2,500       2,502
SHELL CDA LTD CDN$ DEB          8.875%  01/14/01        4,500       4,503
SMITHKLINE BEECHAM CAP INC      6.750%  10/30/01        8,015       8,042
SMITHKLINE BEECHAM CORP M/T/N   6.625%  10/01/01        1,500       1,504
SOUTHERN NEW ENGLAND M/T/N      8.000%  11/20/01        2,300       2,335

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H - LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/00
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
SOUTHWESTERN BELL TEL CO        6.375%  04/01/01   $   14,690  $   14,679
SOUTHWESTERN BELL TEL CO        6.250%  10/15/02        3,000       3,007
SOUTHWESTERN BELL TEL CO M/T/N  6.400%  04/22/02        4,500       4,519
SOUTHWESTERN BELL TEL CO M/T/N  7.000%  11/15/02        1,500       1,524
TOYOTA AUTO RECEIVABLES 1999-A  5.800%  12/17/01        2,917       2,917
TOYOTA AUTO RECEIVABLES 1999-A  6.150%  08/16/04        6,001       6,007
TOYOTA AUTO RECEIVABLES 2000-A  7.180%  08/15/04       20,000      20,398
TOYOTA AUTO RECEIVABLES 2000-B  6.760%  08/15/04       35,000      35,529
UNILEVER 6.625 29MAY2001        6.625%  05/29/01        4,500       4,501
USAA AUTO LN GRANTOR TR         6.000%  05/15/04        1,684       1,679
USAA AUTO LN GRANTOR TR         5.800%  01/15/05        4,824       4,818
USAA AUTO LN GRANTOR TR         6.100%  02/15/06        9,219       9,237
USAA AUTO OWNER TR              6.900%  04/15/03       19,800      19,938
USAA AUTO OWNER TR              6.950%  06/15/04       16,000      16,324
WACHOVIA BK N C N A BK NOTE     6.300%  03/15/01        5,000       4,999
WACHOVIA BK N C N A M/T/N       5.400%  02/20/01       13,500      13,481
WAL MART STORES INC             6.150%  08/10/01        5,000       5,004
WAL-MART STORES  INC            6.750%  05/24/02        6,001       6,037
WAL-MART STORES INC             8.625%  04/01/01        7,711       7,753
WAL-MART STORES INC             6.875%  08/01/02       10,000      10,135
                                                   ----------  ----------
   TOTAL CORPORATE DEBT INSTRUMENTS                $1,470,433  $1,477,292

   U.S. GOVERNMENT SECURITIES

FEDERAL FARM CR BKS CONS        5.125%  04/02/01   $   30,000  $   29,916
FEDERAL FARM CR BKS CONS M/T/N  4.850%  10/23/01       15,000      14,880
FEDERAL FARM CR BKS CONS M/T/N  4.960%  01/11/01       10,000       9,997
FEDERAL FARM CR BKS CONS M/T/N  5.560%  08/27/01       19,980      19,922
FEDERAL FARM CR BKS CONS M/T/N  5.570%  03/23/01        6,500       6,490
FEDERAL FARM CR BKS CONS M/T/N  6.280%  06/20/01        1,800       1,801
FEDERAL HOME LN BK CONS BD E    5.500%  08/13/01       10,000       9,969
FEDERAL HOME LN BANK NT         7.280%  07/25/01        2,000       2,013
FEDERAL HOME LN BKS             5.125%  04/17/01       15,000      14,953
FEDERAL HOME LN BKS             5.375%  03/02/01       21,800      21,766
FEDERAL HOME LN BKS             5.610%  06/22/01       10,000       9,975
FEDERAL HOME LN BKS             5.630%  06/22/01        1,305       1,302
FEDERAL HOME LN BKS             5.645%  03/23/01        8,000       7,990
FEDERAL HOME LN BKS             5.710%  03/16/01        1,250       1,249
FEDERAL HOME LN BKS             5.750%  04/30/01        2,515       2,512
FEDERAL HOME LN BKS             6.580%  09/20/01        1,000       1,004
FEDERAL HOME LN BKS CONS        6.360%  03/21/01        1,000       1,000
FEDERAL HOME LN BKS CONS BD     6.670%  04/06/01        1,000       1,001
FEDERAL HOME LN BKS CONS BD     7.260%  09/06/01        4,125       4,160
FEDERAL HOME LN BKS DEB         4.630%  10/09/01       20,000      19,813

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H - LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/00
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
FEDERAL HOME LN BKS DEB         4.955%  11/20/01   $   10,000  $    9,928
FEDERAL HOME LN BKS DEB         5.190%  03/01/01       10,000       9,984
FEDERAL HOME LN BKS DEB         5.620%  01/12/01        4,000       3,999
FEDERAL HOME LN BKS M/T/N       8.000%  09/11/01        1,000       1,013
FEDERAL HOME LN MTG CORP        5.750%  03/15/09        8,452       8,410
FEDERAL HOME LN MTG CORP        7.060%  06/25/16       10,000      10,066
FEDERAL HOME LN MTG CORP DEB    6.565%  05/23/01        1,000       1,002
FEDERAL HOME LN MTG CORP REMIC  6.720%  08/25/16        9,000       9,041
FEDERAL HOME LN MTG CORP REMIC  6.000%  06/15/10       10,000       9,962
FEDERAL HOME LN MTG CORP REMIC  6.500%  04/15/20       10,000      10,036
FEDERAL HOME LN MTG CORP REMIC  6.500%  01/15/17        5,000       5,047
FEDERAL HOME LN MTG CORP REMIC  7.000%  07/15/21        4,000       4,021
FEDERAL HOME LN MTGE CORP       5.500%  05/15/02       28,000      27,948
FEDERAL HOME LOAN BANK          5.520%  01/22/01        1,000       1,000
FEDERAL HOME LOAN MTG CORP      7.900%  09/19/01        1,875       1,900
FEDERAL HOME LOAN MTG CORP      5.500%  01/01/01          787         784
FEDERAL NATL MTG ASSN #190778   6.000%  05/01/01          436         434
FEDERAL NATL MTG ASSN #303277   6.000%  06/01/01        1,478       1,471
FEDERAL NATL MTG ASSN #313201   6.000%  06/01/01        3,521       3,504
FEDERAL NATL MTG ASSN GTD REMIC 5.750%  09/25/07       19,979      19,861
FEDERAL NATL MTG ASSN M/T/N     5.720%  01/09/01        4,000       4,000
FEDERAL NATL MTG ASSN M/T/N     6.160%  04/03/01        6,000       5,999
FEDERAL NATL MTG ASSN M/T/N     6.375%  08/14/01        1,000       1,002
FEDERAL NATL MTG ASSN M/T/N     6.400%  05/02/01        5,350       5,353
FEDERAL NATL MTG ASSN REMIC TR  6.000%  08/25/20        8,831       8,785
FEDERAL NATL MTG ASSN REMIC TR  6.000%  04/25/08        4,530       4,518
FEDERAL NATL MTGE ASSN          5.375%  03/15/02       15,000      14,948
FEDERAL NATL MTGE ASSN M/T/N    6.180%  03/15/01        1,500       1,500
FEDERAL NATL MTGE ASSN M/T/N    6.650%  09/04/01        1,210       1,215
                                                   ----------  ----------
   TOTAL U.S. GOVERNMENT SECURITIES                $  369,224  $  368,444

   CERTIFICATE OF DEPOSITS

FCC NATIONAL BANK C/D           5.550%  04/26/02   $   15,000  $   14,906
                                                   ----------  ----------
   TOTAL CERTIFICATE OF DEPOSITS                   $   15,000  $   14,906
                                                   ----------  ----------
   TOTAL FIXED INCOME
     SECURITIES                                    $1,854,657  $1,860,642

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H - LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/00
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
   SHORT TERM INVESTMENTS

BEAR STEARNS MASTER NOTE                           $   50,000  $   50,000
COLLECTIVE SHORT TERM INVEST FD                        33,855      33,855
                                                  -----------  ----------
   TOTAL SHORT TERM INVESTMENTS                    $   83,855  $   83,855

PARTICIPANT LOANS
  (ANNUAL INTEREST RATES
   FROM 9.0 TO 7.5,
   MAXIMUM PERIOD OF
   REPAYMENT IS 60 MONTHS)                     N/A $  140,868  $  140,868
                                                   ----------  ----------

TOTAL COMMON ASSET INVESTMENTS                     $2,079,380  $2,085,365
                                                   ==========  ==========

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H - LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/00
                            (thousands of dollars)


                                         SHARES/                 CURRENT
                                          UNITS         COST       VALUE
FUND/ISSUE                               (000'S)      ($000's)   ($000'S)
-------------------------------------------------------------------------

COMMON STOCK FUND
----------------------------
*EXXONMOBIL CORPORATION COMMON
    STOCK                                107,272               $9,325,928

REGISTERED INVESTMENT COMPANIES:
--------------------------------
*MERRILL LYNCH INSTITUTIONAL FUND        107,311               $  107,311
 MASSACHUSETTS FINANCIAL SERVICES
   COMPANY MFS EMERGING GROWTH FUND        3,707               $  166,008
*MERRILL LYNCH GLOBAL ALLOCATION FUND      5,229               $   68,605
 FRANKLIN CUSTODIAN FUNDS, INC.
   FRANKLIN U.S. GOVERNMENT
   SECURITIES FUND                        10,466               $   70,749
 AIM CHARTER FUND                          6,566               $   97,835
 FRANKLIN TEMPLETON GROUP TEMPLETON
   FOREIGN FUND                            5,966               $   61,693
 FRANKLIN TEMPLETON GROUP TEMPLETON
   DEVELOPING MARKETS TRUST                1,902               $   20,146

COMMON COLLECTIVE TRUSTS:
--------------------------
 BARCLAYS GLOBAL INVESTORS
  EQUITY FUND                              3,178               $1,017,469
 BARCLAYS GLOBAL INVESTORS
  EXTENDED EQUITY INDEX FUND              16,829               $  424,935
*MERRILL LYNCH EQUITY INDEX TRUST          1,600               $  146,843
 BARCLAYS GLOBAL INVESTORS
  BALANCED FUND INDEX FUND                 8,828               $   98,650

OTHER INVESTMENTS:
------------------
 JENNISON EQUITY FUND                     12,090               $1,290,870
*MERRILL LYNCH FLOATING RATE LONG-
   TERM FIXED INCOME FUND                743,722               $  743,722

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H - LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  12/31/00
                            (thousands of dollars)


                                         SHARES/                 CURRENT
                                          UNITS         COST       VALUE
FUND/ISSUE                               (000'S)      ($000's)   ($000'S)
-------------------------------------------------------------------------

*PARTICIPANT LOANS
------------------
 (ANNUAL INTEREST RATES
  FROM 6.0% TO 9.5%,
  MAXIMUM PERIOD OF
  REPAYMENT IS 60 MONTHS)                                     $    56,937

                                                              -----------
TOTAL PARTICIPANT-DIRECTED INVESTMENTS                        $15,783,066
                                                              -----------



EXXONMOBIL CORPORATION COMMON            18,012   $  536,671  $1,565,913
    STOCK (non-participant directed)

                                                   ---------- -----------
TOTAL NON-PARTICIPANT-DIRECTED INVESTMENTS         $  536,671  $1,565,913
                                                   ---------- -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                     $17,348,979
                                                              ===========



* Party-in-interest as defined by ERISA

                     Report of Independent Accountants

To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the "Savings Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Savings Plan's manage-ment; our responsibility is to express an opinion on these financial state-ments based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United
States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Savings Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Houston, Texas
June 15, 2001

                                  SIGNATURE
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.




                                     EXXONMOBIL SAVINGS PLAN


                                     (Name of Plan)


                                     /s/  S. B. L. Penrose
                                     ___________________________________

                                     S. B. L. Penrose
                                     Pursuant to delegation by
                                     Administrator-Finance

Dated:  June 15, 2001

                               EXHIBIT INDEX
                               -------------


EXHIBIT                                                   SUBMISSION MEDIA

23.  Consent of PricewaterhouseCoopers LLP,                    Electronic
     Independent Accountants,
     Dated June 15, 2001

                                 EXHIBIT 23

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72955) of Exxon Mobil
Corporation of our report dated June 15, 2001 relating to the financial statements of the ExxonMobil Savings Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP
Houston, Texas
June 15, 2001